

NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY THIRD QUARTER RESULTS CONFERENCE CALL

CALGARY, Alberta, October 9, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has scheduled a telephone conference call for investors, analysts and media on Tuesday, October 30, 2012 at 11:00 a.m. MT (1:00 p.m. ET) to discuss Talisman's 2012 third quarter results. Participants will include Hal Kvisle, President and Chief Executive Officer, and members of senior management. Talisman expects to release its results the morning of October 30 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MT (12:50 p.m. ET) 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-888-231-8191 (North America)
1-647-427-7450 (Toronto & International)

A replay of the conference call will be available at approximately 2:00 p.m. MT (4:00 p.m. ET) on Tuesday, October 30, 2012 until 9:59 p.m. MT (11:59 p.m. ET) Tuesday, November 6, 2012. If you wish to access this replay, please call:

1-855-859-2056 (North America) passcode 36398000 or
1-416-849-0833 (Toronto & International) passcode 36398000

Live Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://event.on24.com/r.htm?e=524124&s=1&k=AD21061696021F015220BAF51C9CF7BF.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:
Phoebe Buckland
External Communications
Phone: 403-237-1657 Fax: 403-237-1210
Email: tlm@talisman-energy.com

Shareholder and Investor Inquiries:
Lyle McLeod, Vice-President
Investor Relations
Phone: 403-237-1020 Fax: 403-237-1902
Email: tlm@talisman-energy.com

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